SCHEDULE 14A INFORMATION

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Money Market Obligations Trust

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July 28, 2012

Filed by: Money Market Obligations Trust

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Fifth Third Prime Money Market Fund, Fifth Third Institutional Money Market Fund, Fifth Third Institutional Government Money Market Fund and Fifth Third U.S. Treasury Money Market Fund, each portfolios of Fifth Third Funds.

Subject Company Commission File No. 811-05669

Fifth Third Money Market Funds to Reorganize Into Federated Money Market Funds

Fifth Third has agreed to sell certain assets relating to its management of the Fifth Third Money Market Funds to Federated Investors, Inc. In connection with the sale, the Fifth Third Money Market Funds will be reorganized into certain existing Federated Money Market Funds. As a result, shareholders owning shares of the Fifth Third Money Market Funds will receive certain classes of shares of the specific Federated Money Market Funds in the third quarter of 2012. This is anticipated to be a tax-free reorganization. These transactions are subject to shareholder approval and certain other contingencies.

Upon the transactions being completed, the four Fifth Third Money Market Funds that will be reorganized and the Federated Money Market Funds that will be receiving the assets of these Fifth Third Funds will be as follows:

Fifth Third Fund (reorganized into:) Federated Fund
Prime Money Market Fund Prime Value Obligations Fund
Institutional Money Market Fund Prime Cash Obligations Fund
Institutional Government Money Market Fund Government Obligations Fund
U.S. Treasury Money Market Fund Treasury Obligations Fund

An investment in a money market fund is neither insured nor guaranteed by the FDIC or any other government agency. Although a money market fund strives to maintain the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

How will this impact a shareholder’s mutual fund account?

Shareholders will receive the shares of a Federated Money Market Fund with a similar investment objective without fee or a sales charge. Each Federated Fund has a lower stated net expense ratio (further details are provided in the proxy mailing).

When will this occur?

The transaction was approved by the Board of Trustees of the Fifth Third Funds on April 4, 2012 and by the Board of Trustees of the Federated Mutual Funds as of March 30, 2012. The next step is for the reorganization to be approved by the Fifth Third Funds’ shareholders. A Proxy will be mailed in late July 2012 to shareholders of record as of 7/9/2012. Upon shareholder approval, and the satisfaction of certain other contingencies, the reorganization is anticipated to take place on 9/7/2012 (contingent conversion date of 9/14/2012).

Important Events:

4/4/2012 - Fifth Third Fund Board of Trustees Meeting (APPROVED)
3/30/12 - Federated Board of Trustees Approval (APPROVED)
April 2012 - Prospectus Sticker Mailing
Late July 2012 - Proxies Mailed
9/5/2012 – Shareholder Meeting to Consider Proposed Transaction
9/7/2012 - Formal transition from Fifth Third Funds to Federated Funds (9/14/2012 contingent conversion date) (UPON SHAREHOLDER APPROVAL AND OTHER CONTINGENCIES)

Why is Fifth Third reorganizing the Fifth Third money market funds?

This area of our product offering, the money market fund products, requires economies of scale in order to efficiently manage the portfolios. Federated is one of the largest investment managers in the country and, as a result, will be able to bring more resources and needed scale to these types of mutual funds.

How will this benefit shareholders?

Our shareholders will be able to pursue their original investment objective through a comparable Federated Money Market Fund with a similar investment objective. Furthermore, shareholders will become a part of a family of mutual funds with a broader offering of mutual funds with potentially more diversification and comparable or lower fund expenses.

Why was Federated Investors, Inc. chosen?

Federated is one of the largest and most respected money managers in the industry. They manage approximately 134 equity, fixed income, and money market mutual funds totaling approximately $364 billion in assets as of March 31, 2012. They have particular skill and experience in the money market area.

Is this event taxable to the client?

No, the reorganizations are anticipated to be tax-free events to the shareholders.

History of Federated.

Founded in 1955, Federated Investors, Inc. (NYSE: FII) is one of the nation’s largest investment managers in the United States, managing $364 billion in assets as of March 31, 2012. With 134 mutual funds and a variety of separately managed account options, Federated provides comprehensive investment management to more than 4,800 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. More information can be found at www.FederatedInvestors.com.

An investor should consider the fund’s investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information about the investment company can be found in the fund’s prospectus. To obtain a prospectus, please call 1-800-282-5706 or visit www.fifththirdfunds.com. To obtain a Federated Fund prospectus, please call 1-800-341-7400 or visit FederatedInvestors.com. Please read the prospectus carefully before investing.

Investments in the Fifth Third Funds are not insured by the FDIC or any other governmental agency; are not deposits or obligations of Fifth Third Bank; are not endorsed or guaranteed by Fifth Third Bank; and are subject to investment risks, including the possible loss of principal.

Past performance does not guarantee future results. The investment return and net asset value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than the original cost.

Fifth Third Funds are distributed by FTAM Funds Distributor, Inc. Fifth Third Asset Management, Inc. serves as Investment Adviser to Fifth Third Funds and receives a fee for its services.

NOT FDIC INSURED - NO BANK GUARANTEE - MAY LOSE VALUE

Fifth Third Funds and Federated Investors, Inc. are unaffiliated entities.

Federated Securities Corp., Distributor

Federated is a registered mark of Federated Investors, Inc. 2008 ©Federated Investors, Inc.

A prospectus/proxy statement with respect to the proposed transaction will be mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

Advised by: